SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Fusion-io, Inc.

(Name of Subject Company)

Fusion-io, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0002 per share

(Title of Class of Securities)

36112J107

(CUSIP Number of Class of Securities)

Shane V Robison

Chief Executive Officer

Fusion-io, Inc.

2855 E. Cottonwood Parkway, Suite 100

Salt Lake City, Utah 84121

(801) 424-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Larry W. Sonsini, Esq.

Robert G. Day

Michael S. Ringler

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-6811

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of Fusion-io, Inc. (“Fusion-io”) by SanDisk Corporation (“SanDisk”) pursuant to the terms of an agreement and plan of merger, dated June 16, 2014, by and among Fusion-io, SanDisk and Flight Merger Sub, Inc., a wholly owned subsidiary of SanDisk: (i) a letter to Fusion-io employees from Shane V Robison, Fusion-io’s Chief Executive Officer; (ii) a list of Frequently Asked Questions (“FAQs”) delivered to Fusion-io’s employees; (iii) a message to Fusion-io’s sales team from Ian Whiting, Fusion-io’s Executive Vice President of Field Operations; (iv) a letter to Fusion-io’s customers from Mr. Whiting; (v) a letter to Fusion-io’s partners from Gary Smerdon, Fusion-io’s Executive Vice President and Chief Strategy Officer; (vi) a letter to Fusion-io’s suppliers from Jason Snodgress, Fusion-io’s Senior Vice President, Business Operations and Planning; (vii) a message from Fusion-io’s investor relations department to be issued in response to inquiries; and (viii) a list of FAQs to be used by Fusion-io employees when responding to inquiries from customers, partners and other interested parties.

The information set forth under Items 1.01 and 8.01 (including all exhibits attached thereto and incorporated therein by reference) of the Current Report on Form 8-K files by Fusion-io, Inc. on June 16, 2014 is incorporated herein by reference.

Letter to Fusion-io Employees from Shane V Robison

Dear Team Fusion-io,

Just now, a press release went out over the wire announcing that we have signed a definitive agreement to be acquired by SanDisk Corporation (www.sandisk.com). A leader in SSDs, with a strong brand, SanDisk sees Fusion-io as a powerful avenue to continue to scale into the enterprise and be a leader in flash storage solutions across all segments.

This acquisition signals industry recognition of your contributions over these years to cement Fusion-io’s leading position and to establish a reputation as a technology powerhouse.

The definitive agreement means that both boards of directors have agreed to this acquisition. Next, SanDisk will need to commence and complete a tender offer for shares of Fusion-io stock, and the acquisition must be cleared with the applicable regulatory agencies. This approval process can take a number of weeks.

In the meantime, all of us at Fusion-io have lots of work to do to capitalize on the great launch of the Atomic Series. We are rolling out our new marketing, introducing Atomic globally through a world tour, our new partner first sales strategy is executing with our top tier OEMs and ISVs, we are focused on closing this fiscal year and R&D is deep in working on the next big innovation. In short: business as usual as we continue to work at the speed of NOW.

We know you have many questions and we will try to answer them as we can. Please seek out your team leadership or feel free to send questions and comments to hr@fusionio.com. We will monitor and respond to questions as well and quickly as possible.

Next Monday, I will be joined by SanDisk CEO Sanjay Mehrotra together with Lance Smith to visit at our Salt Lake City, Colorado and San Jose locations to provide an overview of SanDisk today and answer your questions about their business. We will let you know when these meetings are scheduled and hope you can attend.

I am proud of the vast talent here at Fusion-io and of our many accomplishments. We are just beginning. With SanDisk, our journey continues.

Notice to Shareholders

The tender offer for the outstanding shares of the Company described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to SanDisk Corporation’s tender offer or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Flight Merger Sub, Inc., a wholly owned subsidiary of SanDisk Corporation. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE COMPANY’S SHAREHOLDERS ARE ADVISED TO READ THESE DOCUMENTS, ANY AMENDMENTS TO THESE DOCUMENTS AND ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISION WITH RESPECT TO SANDISK CORPORATION’S TENDER OFFER BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. The Company’s shareholders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at (408) 416-5779.

Note on Forward Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than just purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depends upon or refer to future events or conditions. Fusion-io, Inc. has identified some of these forward-looking statements with words like “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” or “potential,” the negatives of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements regarding the planned completion of the tender, merger and the transaction. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of Fusion-io’s stockholders tendering their shares in the offer; the possibility that competing offers or acquisition proposals will be made; uncertainties as to the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement and the possibility of any termination of the merger agreement; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; legislative and regulatory activity and oversight; and other risks and uncertainties pertaining to the business of Fusion-io, including the risks and uncertainties detailed in Fusion-io’s public periodic filings with the SEC, including Fusion-io’s most recent Annual Report on Form 10-K for the year ended June 30, 2013, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, as well as the tender offer documents to be filed by SanDisk Corporation and the Solicitation/Recommendation Statement to be filed by Fusion-io in connection with the tender offer. The reader is cautioned to not unduly rely on these forward-looking statements. Fusion-io expressly disclaims any intent or obligation to update or revise any forward-looking statement as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Frequently Asked Questions Delivered to Fusion-io’s Employees

Q. Why is SanDisk buying Fusion-io?

A. SanDisk is confident that this deal will help accelerate SanDisk’s effort to enable the flash-transformed data center, helping its customers better manage increasingly heavy data workloads at a lower total cost of ownership.

Q. Will there be layoffs? (and all versions of this question)

A. All we have announced today is a definitive agreement for SanDisk to acquire Fusion-io. SanDisk sees the Fusion-io employees as a significant part of the value of the acquisition as well as being key to the future success of the combined company. Over the next few weeks we will work with SanDisk to plan for integration. As with any acquisition, there will be some synergies and in the near-term they will be mostly in reduction of public company costs. SanDisk and Fusion-io are focused on growing the business and retaining the talent in the company that is needed to drive this future growth.

Q. When will the deal close?

A. The closing of the deal is conditioned upon certain steps being completed, including completion of the tender offer and regulatory clearance. The deal is expected to close during Fusion-io’s first quarter of fiscal 2015.

Q. What happens to Fusion-io, will we still use the name? (and all different versions of this question)

A. Fusion-io engineering and product marketing will be led by Lance Smith, who will assume the role of SVP and GM of the PCIe solutions business and report directly to Sanjay Mehrotra, SanDisk’s President and CEO. The sales, operations and corporate functions will be integrated into SanDisk’s functional organizations.

Q. What happens to our equity (options and RSUs) when the deal closes?

A. Pursuant to the terms of the Agreement, all outstanding, unvested options held by continuing employees with an exercise price less than the tender offer price and all RSUs will be assumed by SanDisk. All outstanding, vested options with an exercise price less than the tender offer price will be cancelled and converted into the right to receive the tender offer price, net of the exercise price. All outstanding options with an exercise price greater than the tender offer price, whether vested or unvested, will be cancelled without consideration.

Q. What should I do now? How do I know what priorities to work on now? Will our priorities and work objectives change? (and all versions of this question)

A. Today we just announced a definitive agreement for SanDisk to acquire Fusion-io. As of today and until the transaction closes, we will still operate as two separate companies. We all need to stay focused on Fusion-io’s business priorities and objectives.

Q. What will happen to our medical benefits, 401k plan, paid time off policies, ESPP, etc. (any question about benefits and policies)

A. Over the next few weeks we will work with SanDisk to plan for integration. As decisions are made, we will communicate to employees in the appropriate manner.

Q. Will we payout FY14 bonuses?

A. For FY14, Fusion-io will continue to pay out bonuses in accordance with our FY14 Sales Compensation Plans or our FY14 Corporate Bonus plan.

Notice to Shareholders

The tender offer for the outstanding shares of the Company described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to SanDisk Corporation’s tender offer or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Flight Merger Sub, Inc., a

wholly owned subsidiary of SanDisk Corporation. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE COMPANY’S SHAREHOLDERS ARE ADVISED TO READ THESE DOCUMENTS, ANY AMENDMENTS TO THESE DOCUMENTS AND ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISION WITH RESPECT TO SANDISK CORPORATION’S TENDER OFFER BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. The Company’s shareholders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at (408) 416-5779.

Note on Forward Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than just purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depends upon or refer to future events or conditions. Fusion-io, Inc. has identified some of these forward-looking statements with words like “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” or “potential,” the negatives of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements regarding the planned completion of the tender, merger and the transaction. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of Fusion-io’s stockholders tendering their shares in the offer; the possibility that competing offers or acquisition proposals will be made; uncertainties as to the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement and the possibility of any termination of the merger agreement; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; legislative and regulatory activity and oversight; and other risks and uncertainties pertaining to the business of Fusion-io, including the risks and uncertainties detailed in Fusion-io’s public periodic filings with the SEC, including Fusion-io’s most recent Annual Report on Form 10-K for the year ended June 30, 2013, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, as well as the tender offer documents to be filed by SanDisk Corporation and the Solicitation/Recommendation Statement to be filed by Fusion-io in connection with the tender offer. The reader is cautioned to not unduly rely on these forward-looking statements. Fusion-io expressly disclaims any intent or obligation to update or revise any forward-looking statement as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Message to Fusion-io Sales Team from Ian Whiting

SanDisk Acquisition

Message to Sales Team from Fusion-io EVP of Field Operations, Ian Whiting

Hi everyone,

As some of you may have heard through our press release this morning, I’m pleased to announce that SanDisk intends to acquire Fusion-io.

Given this is a big deal, both literally and figuratively, I wanted to take a few minutes to provide some more context about the announcement. I think it’s important that everyone at Fusion-io is in the loop.

First of all, this was an unexpected event for Fusion-io. When Fusion started out years ago, they were unsure where this venture would take them. The founders had some exciting ideas about how to change the face of the industry, and knew they wanted to have a big impact on the world. Fortunately for us, our customers and partners helped guide the way for us over the years and were able to organically build an amazing set of products and amazing company.

This year has been particularly great for us. We successfully announced and shipped another major generation of our product family last week, had a global product release that was unprecedented for Fusion, continued to grow the business, our employee base and did it all while adding an incredible roster of new customers and partners.

It turned out that was exactly why SanDisk was interested in talking to us — we’ve developed an innovative set of products as well as a sales model that brings compelling value to the market. They had been hearing from customers, partners and analysts that Fusion-io had built something truly different.

SanDisk appreciates the way in which we develop innovative products: by focusing on our customers and building flash storage solutions that set the bar for innovation and performance. They’d like to see us continue to innovate new features and products in the years ahead, and hopefully find synergy with other SanDisk products. Beyond technology, they recognized our business model as being highly integrated and customer experience focused.

After careful consideration, we decided that joining SanDisk was the right path for Fusion-io, and will help us achieve our goal of having maximum impact. We will continue to be transparent with you all, and while some things like our email addresses, etc. will change in our day-to-day operations, we will ensure the important things that made Fusion special will stay the same.

In terms of what happens next: our job is the same as it was last week — to drive business this quarter and finish the year strong. Our engineering and operations teams will continue to build amazing products and deliver them our customers. We will also continue to operate as a separate company until the acquisition closes, which we expect before the end of SanDisk’s third fiscal quarter of 2014.

I also understand that you will field questions from your customers, prospects, and partners. To help you navigate that process, we have prepared a library of answers to common questions and email templates/scripts that you can leverage in your outreach. I encourage each of you to look at that and take every opportunity to contact your customers – they will want to hear from you!

My apologies for having to send out email about something so important to all of us. We will plan to cover our plans in more detail during an all hands sales call to come.

Cheers,

Ian

Notice to Shareholders

The tender offer for the outstanding shares of the Company described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to SanDisk Corporation’s tender offer or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Flight Merger Sub, Inc., a wholly owned subsidiary of SanDisk Corporation. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE COMPANY’S SHAREHOLDERS ARE ADVISED TO READ THESE DOCUMENTS, ANY AMENDMENTS TO THESE DOCUMENTS AND ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISION WITH RESPECT TO SANDISK CORPORATION’S TENDER OFFER BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. The Company’s shareholders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at (408) 416-5779.

Note on Forward Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than just purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depends upon or refer to future events or conditions. Fusion-io, Inc. has identified some of these forward-looking statements with words like “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” or “potential,” the negatives of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements regarding the planned completion of the tender, merger and the transaction. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of Fusion-io’s stockholders tendering their shares in the offer; the possibility that competing offers or acquisition proposals will be made; uncertainties as to the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement and the possibility of any termination of the merger agreement; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; legislative and regulatory activity and oversight; and other risks and uncertainties pertaining to the business of Fusion-io, including the risks and uncertainties detailed in Fusion-io’s public periodic filings with the SEC, including Fusion-io’s most recent Annual Report on Form 10-K for the year ended June 30, 2013, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, as well as the tender offer documents to be filed by SanDisk Corporation and the Solicitation/Recommendation Statement to be filed by Fusion-io in connection with the tender offer. The reader is cautioned to not unduly rely on these forward-looking statements. Fusion-io expressly disclaims any intent or obligation to update or revise any forward-looking statement as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Letter to Fusion-io’s Customers from Ian Whiting

Breaking News | SanDisk Announces Acquisition of Fusion-io!

Dear Customer,

Today, you may have heard that Fusion-io has reached a definitive agreement to be acquired by SanDisk. We’re extremely excited about what this means for our business and for you, our customers.

The combination of SanDisk and Fusion-io businesses will create one of the most innovative portfolio of storage solutions in the industry that will help our customers accelerate their businesses.

We encourage your feedback as we continue to evolve, and if you have questions or comments, please don’t hesitate to reach out to your current representative. As we implement the integration process, it will be “business as usual.” Our goal throughout the process is to continue providing you with the best services and the highest service level possible.

We want to take this time to ensure you that Fusion-io remains completely focused on providing you with extraordinary product and service. Specifically:

•	All products and services are being maintained and supported. We are currently working on our product development roadmap, which will be further enhanced by the combination of these two businesses.

•	As we move forward, we will continue to engage with you to understand how we can help accelerate your applications and ultimately produce purpose-built business solutions. We will consult with you as new products and services are developed and deployed.

•	More than ever, we will be the pioneer in new technologies and solutions that help you scale and accelerate the opportunities your business looks to capitalize on.

•	We remain committed to this business and invested in its success. We expect to build a new, best-in-breed organization. The whole will be greater than the sum of its parts.

In closing, we hope you have also had an opportunity to learn about our new Atomic Series (http://www.fusionio.com/products/atomic-series/), launched less than two weeks ago and by the growing opportunity to bring acceleration to data-driven applications globally. We look forward to bringing the industry’s leading flash memory solutions to you for years to come.

Sincerely,

Ian Whiting

Executive Vice President, President Global Field Operations

Notice to Shareholders

The tender offer for the outstanding shares of the Company described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to SanDisk Corporation’s tender offer or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Flight Merger Sub, Inc., a wholly owned subsidiary of SanDisk Corporation. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE COMPANY’S SHAREHOLDERS ARE ADVISED TO READ THESE DOCUMENTS, ANY AMENDMENTS TO THESE DOCUMENTS AND ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISION WITH RESPECT TO SANDISK CORPORATION’S TENDER OFFER BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. The Company’s shareholders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at (408) 416-5779.

Note on Forward Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than just purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depends upon or refer to future events or conditions. Fusion-io, Inc. has identified some of these forward-looking statements with words like “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” or “potential,” the negatives of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements regarding the planned completion of the tender, merger and the transaction. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of Fusion-io’s stockholders tendering their shares in the offer; the possibility that competing offers or acquisition proposals will be made; uncertainties as to the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement and the possibility of any termination of the merger agreement; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; legislative and regulatory activity and oversight; and other risks and uncertainties pertaining to the business of Fusion-io, including the risks and uncertainties detailed in Fusion-io’s public periodic filings with the SEC, including Fusion-io’s most recent Annual Report on Form 10-K for the year ended June 30, 2013, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, as well as the tender offer documents to be filed by SanDisk Corporation and the Solicitation/Recommendation Statement to be filed by Fusion-io in connection with the tender offer. The reader is cautioned to not unduly rely on these forward-looking statements. Fusion-io expressly disclaims any intent or obligation to update or revise any forward-looking statement as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Letter to Fusion-io Partners from Gary Smerdon

Breaking News | SanDisk Announces Acquisition of Fusion-io!

Dear Partner,

Today, you may have heard that Fusion-io has reached a definitive agreement to be acquired by SanDisk. We’re extremely excited about what this means for our business and for you, our customers.

The combination of SanDisk and Fusion-io businesses will create one of the most innovative portfolio of storage solutions in the industry that will help our customers accelerate their businesses.

Operationally it will be “business as usual”. We will communicate any changes that may occur to you as timely as possible, but for the foreseeable future, we request that you continue to do business using your current contacts and processes for Fusion-io products.

We want to take this time to ensure you that Fusion-io remains completely focused on providing you with extraordinary products and service. Specifically:

•	All products and services are being maintained and supported. We are currently working on our product development roadmap, which will be further enhanced by the combination of these two businesses.

•	As we move forward, we will continue to engage with you to understand how we can help you drive value to your customers and deliver purpose-built business solutions. We will consult with you as new products and services are developed and deployed.

•	More than ever, we will be the pioneer in new technologies and solutions that help you scale and accelerate your customer’s businesses.

•	We remain committed to this business and invested in its success. We expect to build a new, best-in-breed organization. The whole will be greater than the sum of its parts.

In closing, we hope you have also had an opportunity to learn about our new Atomic Series (http://www.fusionio.com/products/atomic-series/), launched less than two weeks ago and by the growing opportunity to bring acceleration to data-driven applications globally. We look forward to bringing the industry’s leading flash memory solutions to you for years to come.

Sincerely,

Gary Smerdon

Executive Vice President, Chief Strategy Officer

The tender offer for the outstanding shares of the Company described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to SanDisk Corporation’s tender offer or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Flight Merger Sub, Inc., a wholly owned subsidiary of SanDisk Corporation. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE COMPANY’S SHAREHOLDERS ARE ADVISED TO READ THESE DOCUMENTS, ANY AMENDMENTS TO THESE DOCUMENTS AND ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISION WITH RESPECT TO SANDISK CORPORATION’S TENDER OFFER BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. The Company’s shareholders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at (408) 416-5779.

Note on Forward Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than just purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depends upon or refer to future events or conditions. Fusion-io, Inc. has identified some of these forward-looking statements with words like “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” or “potential,” the negatives of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements regarding the planned completion of the tender, merger and the transaction. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of Fusion-io’s stockholders tendering their shares in the offer; the possibility that competing offers or acquisition proposals will be made; uncertainties as to the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement and the possibility of any termination of the merger agreement; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; legislative and regulatory activity and oversight; and other risks and uncertainties pertaining to the business of Fusion-io, including the risks and uncertainties detailed in Fusion-io’s public periodic filings with the SEC, including Fusion-io’s most recent Annual Report on Form 10-K for the year ended June 30, 2013, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, as well as the tender offer documents to be filed by SanDisk Corporation and the Solicitation/Recommendation Statement to be filed by Fusion-io in connection with the tender offer. The reader is cautioned to not unduly rely on these forward-looking statements. Fusion-io expressly disclaims any intent or obligation to update or revise any forward-looking statement as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Letter to Fusion-io’s Suppliers from Jason Snodgress

Breaking News | SanDisk Announces Acquisition of Fusion-io!

Dear Partner,

Today, you may have heard that Fusion-io has reached a definitive agreement to be acquired by SanDisk. We’re extremely excited about what this means for our business, our customers and our key partners.

The combination of SanDisk and Fusion-io will create one of the most innovative portfolios of storage solutions in the industry that will help our customers accelerate their businesses.

Operationally it will be “business as usual”. We will communicate any changes that may occur to you as timely as possible, but for the foreseeable future, we request that you continue to do business using your current contacts and processes for Fusion-io products.

We want to take this time to thank you for your support as a key supplier to Fusion-io over the past many years and look forward to a continued partnership in the future.

Sincerely,

Jason Snodgress

Sr. Vice President, Business Operations and Planning

Fusion-io, Inc.

Notice to Shareholders

The tender offer for the outstanding shares of the Company described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to SanDisk Corporation’s tender offer or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Flight Merger Sub, Inc., a wholly owned subsidiary of SanDisk Corporation. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE COMPANY’S SHAREHOLDERS ARE ADVISED TO READ THESE DOCUMENTS, ANY AMENDMENTS TO THESE DOCUMENTS AND ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISION WITH RESPECT TO SANDISK CORPORATION’S TENDER OFFER BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. The Company’s shareholders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at (408) 416-5779.

Note on Forward Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than just purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depends upon or refer to future events or conditions. Fusion-io, Inc. has identified some of these forward-looking statements with words like “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” or “potential,” the negatives of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements regarding the planned completion of the tender, merger and the transaction. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of Fusion-io’s stockholders tendering their shares in the offer; the possibility that competing offers or acquisition proposals will be made; uncertainties as to the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement and the possibility of any termination of the merger agreement; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; legislative and regulatory activity and oversight; and other risks and uncertainties pertaining to the business of Fusion-io, including the risks and uncertainties detailed in Fusion-io’s public periodic filings with the SEC, including Fusion-io’s most recent Annual Report on Form 10-K for the year ended June 30, 2013, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, as well as the tender offer documents to be filed by SanDisk Corporation and the Solicitation/Recommendation Statement to be filed by Fusion-io in connection with the tender offer. The reader is cautioned to not unduly rely on these forward-looking statements. Fusion-io expressly disclaims any intent or obligation to update or revise any forward-looking statement as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Message from Fusion-io’s Investor Relations Department

Good morning—

I wanted to make sure you are aware that this morning SanDisk and Fusion-io announced that SanDisk has signed a definitive agreement to acquire Fusion-io in a transaction valued at $1.1 billion net of cash. The transaction has been approved by the Boards of both companies. Link to press release: http://investor.fusionio.com/phoenix.zhtml?c=232738&p=irol-newsArticle&ID=1940073&highlight=

Under the terms of the agreement, SanDisk will commence a tender offer for all outstanding shares of Fusion-io for $11.25 per share in cash. It is expected that the transaction will close in SanDisk’s fiscal third quarter of 2014.

Until such time as the transaction has closed, it will be business as usual at Fusion-io, although we have just entered our quiet period so my ability to respond is limited. Please direct any questions you have about the transaction to the SanDisk IR team as follows (also copied):

Jay Iyer

408-801-2067

jay.iyer@sandisk.com

Brendan Lahiff

408-801-1732

brendan.lahiff@sandisk.com

Kind regards,

Nancy

Nancy Fazioli

Fusion-io Investor Relations

(408) 416-5779 –o

(650) 224-8291 –m

www.fusionio.com

http://investor.fusionio.com

NYSE: FIO

Notice to Shareholders

The tender offer for the outstanding shares of the Company described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to SanDisk Corporation’s tender offer or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Flight Merger Sub, Inc., a wholly owned subsidiary of SanDisk Corporation. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE COMPANY’S SHAREHOLDERS ARE ADVISED TO READ THESE DOCUMENTS, ANY AMENDMENTS TO THESE DOCUMENTS AND ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISION WITH RESPECT TO SANDISK CORPORATION’S TENDER OFFER BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. The Company’s shareholders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at (408) 416-5779.

Note on Forward Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than just purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depends upon or refer to future events or conditions. Fusion-io, Inc. has identified some of these forward-looking statements with words like “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” or “potential,” the negatives of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements regarding the planned completion of the tender, merger and the transaction. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of Fusion-io’s stockholders tendering their shares in the offer; the possibility that competing offers or acquisition proposals will be made; uncertainties as to the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement and the possibility of any termination of the merger agreement; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; legislative and regulatory activity and oversight; and other risks and uncertainties pertaining to the business of Fusion-io, including the risks and uncertainties detailed in Fusion-io’s public periodic filings with the SEC, including Fusion-io’s most recent Annual Report on Form 10-K for the year ended June 30, 2013, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, as well as the tender offer documents to be filed by SanDisk Corporation and the Solicitation/Recommendation Statement to be filed by Fusion-io in connection with the tender offer. The reader is cautioned to not unduly rely on these forward-looking statements. Fusion-io expressly disclaims any intent or obligation to update or revise any forward-looking statement as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Frequently Asked Questions to be Used When Responding to Inquiries

SanDisk Acquisition

FAQ

What is being announced today?

Fusion-io has signed a definitive agreement to be acquired by SanDisk Corporation (www.SanDisk.com). SanDisk is a leader in SSDs with a strong global brand. SanDisk sees Fusion-io as a powerful avenue to continue to scale into the enterprise and be a clear leader in flash storage solutions. The definitive agreement means that both boards of directors have agreed to this acquisition. Next, SanDisk will need to commence and complete a tender offer for shares of Fusion-io stock, and the acquisition must be approved by applicable regulatory agencies. This approval process can take a number of weeks.

Why does SanDisk want to buy Fusion-io, and why did Fusion-io agree?

SanDisk appreciates that our Flash storage solutions are ideal for customers who need scalability and rich features, but are looking for a solution that is easy to deploy and can dramatically accelerate their business. In particular, SanDisk sees us delivering value to Enterprise customers, while also enhancing their SSD offerings. SanDisk is also excited about our high-velocity approach to engineering and market strategy.

At Fusion-io, we see our products making a huge impact to customers. SanDisk’s global reach will enable us to get our products in front of more customers faster than we could as an independent company. There’s much more detail, including perspectives from SanDisk CEO and Fusion-io CEO Shane Robinson, in the press release and SanDisk.com.

But Fusion-io is great the way it was, why now?

The great news is that SanDisk loved Fusion-io the way it was and we’re all committed to preserving what makes Fusion-io special, and to delivering more of the products and services our customers love. The Fusion-io team will continue to build and support our products, with a continued emphasis on customer experience and innovation.

How does this acquisition benefit Fusion-io customers?

The same company Fusion-io customers have come to trust to help optimize their application delivery will now able to deliver even more value when combined with SanDisk’s comprehensive solutions in the SSD space. The combination of Fusion and SanDisk will result in a larger, stronger, even more global company with enhanced technical and customer support resources to provide mission critical storage solutions. Fusion-io’s innovative hardware and software solutions will be augmented by SanDisk’s scale in enterprise SSDs, enabling a combined company that can offer an even more compelling value proposition for customers and partners.

I am an existing Fusion-io Customer – can I continue to buy your products?

Yes, until the transaction closes, we remain separate companies and it’s “business as usual,” so please continue to call your Fusion-io sales representative.

Can I buy from my Fusion-io reseller?

Yes, until the transaction closes, we remain separate companies and it’s “business as usual,” so please continue to call your Fusion-io reseller.

What is the value to Fusion-io Partners?

The acquisition provides an opportunity to increase the depth and breadth of our relationships with our partners and enable more integrated solutions for clients. Specifically, partners will benefit from the increased global scale of these two operations and increased partner investments. Partners will continue to be able to grow their business with Fusion-io. Fusion-io will continue to respect clients’ preferences. We will work with our partners to develop joint solutions and ensure clients receive the best combination of products/services to solve their business issues. Partners will have the increased confidence of working with Fusion-io and SanDisk, resulting from two world-class brands and innovative offerings supported by significant R&D investments and resources.

How long will it take to integrate the two companies?

With the scale and global nature of this transaction, operational integration will occur over time and be accomplished systematically, with timelines and road maps established to avoid abrupt discontinuations of products and services or changes in work locations, processes and tools. More details will be coming.

I am a customer of Fusion-io, what will happen to my investment?

SanDisk is committed to protect and further develop customers’ existing investment. SanDisk will continue to fully support all existing customers.

What is the strategic rationale of the deal?

The acquisition is part of SanDisk’s strategy to capitalize on the dramatic changes within the storage industry by investing in SSDs and other high-growth storage products such as Flash. The acquisition enables SanDisk to accelerate its participation in the rapidly-growing areas of enterprise flash storage. Fusion-io has strong engineering talent and intellectual property that will complement SanDisk’s existing technical expertise and capabilities.

What are the changes to the customers support process for Fusion-io products?

At this time, it is business as usual for existing Fusion-io customers and partners. Customers should continue to use the same customer support processes and tools (portals, ticketing systems and contact information) that were used prior to close for both Fusion-io and SanDisk services.

Who should Fusion-io customers and partners contact if they have questions about the acquisition?

Existing customers and partners should contact their Fusion-io sales team with any questions or concerns. There will be on-going communication throughout the integration process.

Forward Looking Statements

Notice to Shareholders

The tender offer for the outstanding shares of the Company described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to SanDisk Corporation’s tender offer or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Flight Merger Sub, Inc., a wholly owned subsidiary of SanDisk Corporation. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE COMPANY’S SHAREHOLDERS ARE ADVISED TO READ THESE DOCUMENTS, ANY AMENDMENTS TO THESE DOCUMENTS AND ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISION WITH RESPECT TO SANDISK CORPORATION’S TENDER OFFER BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. The Company’s shareholders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at (408) 416-5779.

Note on Forward Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than just purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depends upon or refer to future events or conditions. Fusion-io, Inc. has identified some of these forward-looking statements with words like “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” or “potential,” the negatives of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements regarding the planned completion of the tender, merger and the transaction. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of Fusion-io’s stockholders tendering their shares in the offer; the possibility that competing offers or acquisition proposals will be made; uncertainties as to the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement and the possibility of any termination of the merger agreement; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; legislative and regulatory activity and oversight; and other risks and uncertainties pertaining to the business of Fusion-io, including the risks and uncertainties detailed in Fusion-io’s public periodic filings with the SEC, including Fusion-io’s most recent Annual Report on Form 10-K for the year ended June 30, 2013, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, as well as the tender offer documents to be filed by SanDisk Corporation and the Solicitation/Recommendation Statement to be filed by Fusion-io in connection with the tender offer. The reader is cautioned to not unduly rely on these forward-looking statements. Fusion-io expressly disclaims any intent or obligation to update or revise any forward-looking statement as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.